Exhibit 99.1

Banco Santander Chile

1Q 2016 Earnings Report

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Santander

CONTACT INFORMATION Robert Moreno Manager, Investor Relations Department Banco Santander Chile Bombero Ossa 1068, Piso 8 Santiago, Chile	Tel: (562) 2320-8284 Email: robert.moreno@santander.cl Website: www.santander.cl

SECTION 1: SUMMARY OF RESULTS1

Net income increased 31.4% YoY in 1Q16. ROAE reached 18.1%

Net income attributable to shareholders in 1Q16 totaled Ch$125,439 million (Ch$0.67 per share and US$0.39/ADR), increasing 49.7% QoQ and 31.4% YoY. The Bank’s ROAE2 reached 18.1% in the quarter. The YoY increase in the Bank’s results was due to higher net interest income because of loan growth, an improved funding mix and higher inflation rates. At the same time, the Bank experienced solid fee income growth and a lower provision expense. The QoQ growth of results was due to similar factors and to the one-time charges recognized in 4Q15 related to regulatory changes in provisioning requirements.

The Bank’s business units showed positive operating trends in the quarter. Net operating profits from our business segments3 rose 6.2% YoY in 1Q16. This was led by an 8.2% increase in core revenues4, which was partially offset by lower client treasury activities in the quarter.

Loans up 9.0% YoY. Growth focused in segments with a higher risk-adjusted profitability

Total loans increased 1.6% QoQ and 9.0% YoY in 1Q16. The Bank continued to focus loan growth on segments with a higher risk-adjusted profitability. Retail banking loans (loans to individuals and small and middle-sized enterprises, SMEs) increased 2.6% QoQ and 13.0% YoY. The Bank focused on expanding its loan portfolio in Mid-to-high income individuals and larger-sized SMEs within this segment, which obtain attractive loan spreads net of risk, attract cheap funding and generate higher fees. Loans in the Middle-market increased 1.0% QoQ and 8.1% YoY. In Global corporate banking (GCB) loans decreased 3.8% QoQ and 14.7% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not recurring between one quarter and the next.

1.	The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Superintendency of Banks of Chile (SBIF).
2.	ROAE: Return on Average Equity = Net income distributable to shareholders divided by average shareholders’ equity.
3	Net operating profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.
4	Core revenues: Net interest income + fees

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	2

Total deposits increased 12.1% YoY. Improving client loyalty drives deposit growth

Total deposits increased 12.1% YoY with time deposits growing 13.3% YoY. This growth came from our business segments as well as wholesale deposits from institutional sources. Demand deposit increased 9.9% YoY as the Bank continues to lead the market in cash management services for companies and to generate higher customer loyalty in retail banking. The Middle-market segment, with a 10.8% YoY growth, led demand deposit growth. Demand deposits in Retail banking and GCB increased 8.4% and 6.8% YoY, respectively.

BIS Ratio at 13.5% with a Core capital5 ratio of 10.6%. Dividend yield at 5.3%

The Bank’s Core capital ratio reached 10.6% and the Bank’s BIS ratio was 13.5% at the same date. The Bank’s capital ratios continued to be among the most robust among the larger banks in Chile. As of January 2016, the latest date available, the average core capital ratio of the Bank’s main competitors was 8.0%.

The Bank’s Board agreed to propose to shareholders an increase in the payout ratio over 2015 earnings to 75%, considering the Bank’s robust levels of capital. This new proposal does not represent a change in the Bank’s medium-term payout ratio, which will revised annually by the Board. The dividend approved by shareholders was Ch$1.79/share. The dividend yield, using the closing share price on the record date, which was April 21, 2016 in the local market, was 5.3%.

5. Core capital ratio = Shareholders’ equity divided by risk-weighted assets according to SBIF BIS I definitions.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	3

Stable client margins and higher inflation drives NIMs in 1Q16

In 1Q16, Net interest income decreased 1.8% QoQ and increased 14.4% YoY. The Net interest margin (NIM6) reached 4.5% in 1Q16 compared to 4.7% in 4Q15 and 4.4% in 1Q15. In 1Q16, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.7% compared to 1.1% in 4Q15 and -0.02% in 1Q15. The Bank has more assets than liabilities linked to inflation and, as a result, margins go up when inflation accelerates. Client net interest income7 increased 1.5% QoQ and 6.6% YoY, driven mainly by loan growth and the improved funding mix. Client NIMs8, which excludes the impact of inflation, reached 4.8% in 1Q16 compared to 4.8% in 4Q15 and 5.0% in 1Q15. On a QoQ basis, stable loan spreads and an improved funding mix drove the stability of the Bank’s Client NIMs. On a YoY basis, the decline in client margins was mainly due to the shift in the asset mix to less riskier segments, which is gradually producing an improvement in the Bank’s cost of credit.

Improved asset quality metrics. Cost of credit falls to 1.2%

The Bank’s asset quality metrics improved in the quarter. This result was mainly due to the change in the loan mix, which has more than offset the negative impact of slower economic growth. The Bank’s total Non-performing loans (NPLs) ratio remained stable at 2.5% in 1Q16 compared to 2.5% in 4Q15 and improved from 2.7% in 1Q15. Total Coverage of NPLs in 1Q16 reached 122.5% compared to 117.3% in 4Q15 and 111.3% in 1Q15.

Provision for loan losses decreased 48.1% QoQ and 1.6% YoY in 1Q16. As a reminder, in January 2016, Chilean banks, in accordance with rules adopted by the SBIF, adopted a new standard credit-provisioning model to calculate loan loss allowances for impaired consumer and commercial loans and for residential mortgage loans with loan-to-value ratios greater than 80%. This provision was recognized as an additional provision in 4Q15 for Ch$35,000 million. Excluding this charge, provision expense decreased 32.4% QoQ. The cost of credit improved to 1.2% in 1Q16 compared to 1.8% in 4Q15 and 1.4% in 1Q15.

Fee income increases 13.6% YoY. Client loyalty continues to expand

Net fee and commission income increased 6.5% QoQ and 13.6% YoY in 1Q16. Retail banking fees grew 2.0% QoQ and 13.6% YoY. Fees in the Middle-market also rose 8.7% QoQ and 11.2% YoY. At the same time, fees recovered in GCB and increased 51.5% YoY. This rise in fees was in part due to greater product usage and customer loyalty. Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the Mid-high income segment increased 7.3% YoY. Among Middle-market and SME clients, total loyal customers grew 10.5% YoY. Fees in GCB also recovered due to greater investment banking activities.

6. Net interest income annualized divided by average interest earning assets.

7. Client net interest income is net interest income from the Bank’s reporting segments that includes net interest income from the Retail, Middle-market and GCB segments, excluding GCB’s Treasury division. Non-client NII is NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as financial transactions net.

8. Client net interest income divided by average loans.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	4

Efficiency ratio improves to 41.6%

Operating expenses, excluding impairment and other operating expenses decreased 7.8% QoQ and grew 9.8% YoY. The QoQ decrease in costs is seasonal, especially personnel expenses that fell 14.7% QoQ. The Efficiency ratio improved to 41.6% in 1Q16 compared to 43.5% in 4Q15 and 42.0% in 1Q15. Personnel salaries and expenses increased 10.4% YoY. This was mainly due to the indexation of wages to inflation. Administrative expenses increased 6.1% QoQ and 7.0% YoY. Growth of administrative expenses was mainly due to greater business activity that has resulted in higher system and data processing costs in line with our digital banking strategy. In addition, the Bank has been in the process of reducing cost growth through various initiatives, which has affected costs in the short-term, but that should lower cost growth to mid-single digits by year-end 2016.

Banco Santander Chile: Summary of Quarterly Results

	Quarter			Change %
(Ch$ million)	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
Net interest income	312,873	318,671	273,419	14.4%	(1.8)%
Net fee and commission income	62,991	59,147	55,461	13.6%	6.5%
Total financial transactions, net	34,262	33,627	40,991	(16.4)%	1.9%
Provision for loan losses	(77,926)	(150,257)	(79,226)	(1.6)%	(48.1)%
Operating expenses (excluding Impairment and Other operating expenses)	(166,006)	(180,126)	(151,204)	9.8%	(7.8)%
Impairment, Other operating income and expenses, net	(11,023)	2,390	(9,538)	15.6%	(561.2)%
Operating income	155,171	83,452	129,903	19.5%	85.9%
Net income attributable to shareholders of the Bank	125,439	83,783	95,477	31.4%	49.7%
Net income/share (Ch$)	0.67	0.44	0.51	31.4%	49.7%
Net income/ADR (US$)[1]	0.39	0.25	0.32	22.0%	56.9%
Total loans	25,694,035	25,289,880	23,572,415	9.0%	1.6%
Deposits	19,802,170	19,538,888	17,671,785	12.1%	1.3%
Shareholders’ equity	2,821,692	2,734,699	2,627,538	7.4%	3.2%
Net interest margin	4.5%	4.7%	4.4%
Efficiency ratio[2]	41.6%	43.5%	42.0%
Return on average equity[3]	18.1%	12.4%	14.6%
NPL / Total loans[4]	2.5%	2.5%	2.7%
Coverage NPLs	122.5%	117.3%	111.3%
Cost of credit[5]	1.2%	1.8%	1.4%
Core Capital ratio[6]	10.6%	10.3%	10.6%
BIS ratio	13.5%	13.4%	13.6%
Branches	470	471	475
ATMs	1,529	1,536	1,646
Employees	11,793	11,723	11,469

1.	The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	5

3.	Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4.	NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5.	Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures.
6.	Core Capital ratio = equity attributable to shareholders divided by risk weighted assets (in accordance with SBIF definitions).

SECTION 2: YTD RESULTS BY REPORTING SEGMENTS

Net operating profits from business segments rises 6.2% YoY in 1Q16

Year to date results	As of March 31, 2016
(Ch$ million)	Retail banking[1]	Middle- market[2]	Global corporate banking[3]	Total segments[4]
Net interest income	225,994	60,123	22,641	308,757
Change YoY	4.5%	12.9%	12.5%	6.6%
Fee income	49,054	7,735	6,580	63,369
Change YoY	13.6%	11.2%	51.5%	16.3%
Core revenues[5]	275,048	67,858	29,221	372,127
Change YoY	6.0%	12.7%	19.4%	8.2%
Financial transactions, net	4,068	5,061	10,931	20,060
Change YoY	15.2%	25.6%	(27.6)%	(11.5)%
Provision expense	(82,805)	(2,537)	517	(84,825)
Change YoY	15.7%	(47.9)%	-%	9.8%
Net operating profit[6]	196,311	70,382	40,669	307,362
Change YoY	2.6%	18.5%	5.0%	6.2%

1.	Retail consists of small entities (SMEs) with annual income less than Ch$2,000 million and individuals.
2.	Middle-market is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry that carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit.
3.	Global corporate banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million.
4.	Excludes the results from Corporate Activities.
5.	Core revenues: Net interest income + Net fee and commission income from operating segments.
6.	Net operating profit is defined as Net interest income + Net fee and commission income + Total financial transactions - provision for loan losses.

Net operating profits from our business segments rose 6.2% YoY in 1Q16. These results exclude our Corporate Activities, which includes, among other items, the impact of the inflation on results and the impact of movements in the exchange rate in our provision expense. Net operating profit from Retail banking increased 2.6% YoY. Core revenues (net interest income plus fees) in retail banking increased 6.0% with solid growth of fee income. Provision expense in retail banking increased 15.8%. In January 2016, Chilean banks, in accordance with rules adopted by the SBIF, adopted a new standard credit-provisioning model to calculate loan loss allowances for impaired consumer and commercial loans and for residential mortgage loans with loan-to-value ratios (LTV) greater than 80%. This provision was recognized as an additional provision in 4Q15 for Ch$35,000 million. In 1Q16, this additional provision was reversed and an equivalent amount was assigned to each segment affected by this regulation, mostly Retail Banking. Overall asset quality in mortgage and consumer loans remained stable in the quarter (See Provision Expense).

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	6

Net operating profit from the Middle-market increased 18.5% YoY in 1Q16. Core revenues in this segment increased 12.7% led by a 12.9% rise in net interest income and a 11.2% growth of fee income. At the same time, provision expense in this segment decreased 47.9% YoY. The Middle-market has been an important area of growth for the Bank since in the current economic environment it provides the Bank with balanced growth of lending and non-lending businesses with controlled risks.

The results in GCB improved in 1Q16 after a weaker performance in 2015. Net operating profit increased 5.0% YoY. Core revenues increased 19.4% YoY driven by cash management services and financial advisory fees. On the other hand, these results were partially offset by the 27.6% fall in client treasury activities that experienced a lower demand for treasury products as volatility in the local rate and exchange markets subsided.

SECTION 3: BALANCE SHEET ANALYSIS

LOANS

Loans up 9.0% YoY. Growth focused in segments with a higher risk-adjusted profitability

Loans by segment	Quarter ended,			% Change
(Ch$ million)	Mar-16	Dec-15	Mar-15	Mar. 16 / 15	Mar. 16 / Dec. 15

Total loans to individuals[1]	13,893,656	13,520,649	12,226,062	13.6%	2.8%
SMEs	3,589,801	3,514,058	3,252,395	10.4%	2.2%
Retail banking	17,483,457	17,034,707	15,478,457	13.0%	2.6%
Middle-market	6,065,108	6,006,282	5,608,412	8.1%	1.0%
Global corporate banking	2,095,871	2,178,643	2,456,354	(14.7)%	(3.8)%
Total loans[2]	25,694,035	25,289,880	23,572,415	9.0%	1.6%

1.	Includes consumer loans, residential mortgage loans and other commercial loans to individuals.
2.	Total loans gross of loan loss allowances. Total loans include other non-segmented loans and exclude interbank loans. See Note 3 and Note 9a of the Financial Statements.

Total loans increased 1.6% QoQ and 9.0% YoY in 1Q16. Loan growth continued to be focused on segments with a higher risk-adjusted profitability. Retail banking loans (loans to individuals and SMEs) increased 2.6% QoQ and 13.0% YoY. The Bank focused on expanding its loan portfolio in Mid- to high income individuals and larger-sized SMEs within this segment, which obtain among the highest loan spreads net of risk, attract cheaper funding and generate higher fees. Loans to individuals increased 2.8% QoQ and 13.6% YoY, led by growth of loans to the Mid to high income earners that increased 4.3% QoQ and 21.4% YoY. Loans to SMEs increased 2.2% QoQ and 10.4% YoY with loan growth focused on larger SMEs that also generate non-lending income.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	7

Loans	Quarter ended,			% Change
(Ch$ million)	Mar-16	Dec-15	Mar-15	Mar. 16 / 15	Mar. 16 / Dec. 15

Consumer loans	4,141,786	4,150,671	3,954,962	4.7%	(0.2)%
Residential mortgage loans	8,099,477	7,812,850	6,842,111	18.4%	3.7%

By products, consumer loans decreased 0.2% QoQ and 4.7% YoY. Consumer loan growth among high income earners grew 2.5% QoQ and 15.9% YoY, while in the low end of the market consumer loans decreased 4.8% QoQ and 13.2% YoY. This reflects the Bank’s strategic focus on driving growth in those areas with the higher risk-adjusted return and in line with Chile slower economic growth. Residential mortgage loans expanded 3.7% QoQ and 18.4% YoY. This year residential projects which obtain their building permits in 2016 are being taxed the full VAT tax. Therefore, there is still a high residual demand for unsold properties that obtained their building permit in 2015. As this supply diminishes, the growth rate of this product should decelerate as the year progresses. The Bank also continues to focus growth on mortgages with loan-to-values below 80%.

In 1Q16, loans in the Middle-market increased 1.0% and 8.1% YoY. This segment continues to be a growth area for the Bank, but given the slower economic growth, demand has weakened. This segment continued to generate increasingly higher levels of business volumes in other areas such as cash management (See Deposits), which has helped to drive the positive results with companies in the Middle-market (See Section 2: YTD Results by Reporting Segments).

In GCB loans decreased 3.8% QoQ and 14.7% YoY. This segment generally has a volatile evolution of loan growth, due in part, to large transactions that are not recurring between one quarter and the next. It is important to point out that more than 80% of net revenues in this segment come from non-lending activities, mainly cash management, fees and treasury services.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	8

DEPOSITS

Total deposits increased 12.1% YoY. Improving client loyalty drives deposit growth

Deposits	Quarter ended,			% Change
(Ch$ million)	Mar-16	Dec-15	Mar-15	Mar. 16 / 15	Mar. 16 / Dec. 15
Demand deposits	7,079,271	7,356,121	6,440,784	9.9%	(3.8)%
Time deposits	12,722,899	12,182,767	11,231,001	13.3%	4.4%
Total deposits	19,802,170	19,538,888	17,671,785	12.1%	1.3%
Adjusted loans to deposit ratio[1]	88.9%	89.4%	94.7%
Avg. non-interest bearing demand deposits / Avg. interest earning assets	25.8%	25.1%	26.4%

1. (Loans – residential mortgage loans) / (Time deposits + demand deposits). The Bank’s mortgage loans are mainly fixed rate long-term loans that we mainly finance with matching long-term funding and not short-term deposits. For this reason, to calculate this ratio, we therefore subtract residential mortgage loans in the numerator of our loan to deposit ratio.

Total deposits increased 1.3% QoQ and 12.1% YoY. In the quarter, deposit growth was led by time deposits that increased 4.4% QoQ and 13.3% YoY. This growth came from our reporting segments as well as wholesale deposits from institutional sources. The high levels of liquidity in the local market led to an improvement in spreads earned over deposits from wholesale investors. Despite this, Santander Chile continued to be one of the banks with the lowest exposure to short-term wholesale deposits as a percentage of total funding.

Demand deposits decreased 3.8% QoQ. This decline is mainly due to seasonality, as demand deposits tend to grow significantly in the fourth quarter, decline in the first and recover in the second. On a YoY basis, demand deposit increased 9.9% as the Bank continues to lead the market in cash management services for companies and to generate higher customer loyalty in retail banking. The middle-market segment, with a 10.8% YoY growth led demand deposit growth. Demand deposits in Retail banking and GCB increased 8.4% and 6.8% YoY, respectively.

Demand deposits[1]	Quarter ended,			% Change
(Ch$ million)	Mar-16	Dec-15	Mar-15	Mar. 16 / 15	Mar. 16 / Dec. 15

Retail banking	3,556,938	3,667,669	3,281,844	8.4%	(3.0)%
Middle-market	2,202,409	2,216,748	1,988,424	10.8%	(0.6)%
Global corporate banking	881,953	931,652	825,911	6.8%	(5.3)%

1.	Demand deposits in the table above exclude demand deposits from institutional clients that are not included in any operating segment.

In the quarter, the Bank was also active in the local debt markets. In the first three months of the year, the Bank issued the equivalent of US$1.0 billion in long-term bonds in the local market at attractive spreads in order to fund the growth of our fixed rate mortgage loan book, which has an average duration of 7 years. This way we increased the spread of our mortgage loans, while maintaining solid levels of structural liquidity.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	9

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

BIS Ratio at 13.5% with a Core capital ratio of 10.6%. Dividend yield at 5.3%

Equity	Quarter ended,			Change %
(Ch$ million)	Mar-16	Dec-15	Mar-15	Mar. 16 / 15	Mar. 16 / Dec. 15
Capital	891,303	891,303	891,303	0.0%	0.0%
Reserves	1,527,893	1,527,893	1,307,761	16.8%	0.0%
Valuation adjustment	474	1,288	(23,592)	(102.0)%	(63.2)%
Retained Earnings:	402,022	314,215	452,066	(11.1)%	27.9%
Retained earnings prior periods	448,878	-	550,331	(18.4)%	—%
Income for the period	125,439	448,878	95,477	31.4%	(72.1)%
Provision for mandatory dividend	(172,295)	(134,663)	(193,742)	(11.1)%	27.9%
Equity attributable to equity holders of the Bank	2,821,692	2,734,699	2,627,538	7.4%	3.2%
Non-controlling interest	30,556	30,181	36,661	(16.7)%	1.2%
Total Equity	2,852,248	2,764,880	2,664,199	7.1%	3.2%
Quarterly ROAE	18.1%	12.4%	14.6%
YTD ROAE	18.1%	17.1%	14.6%

Shareholders’ equity totaled Ch$2,821,692 million as of March 31, 2016. In 3M16, ROAE reached 18.1%. The Core capital ratio reached 10.6% as of March 31, 2016 and the Bank’s BIS ratio was 13.5% at the same date. The Bank’s capital ratios continued to be among the most robust among the larger banks in Chile. As of January 2016, the latest date available, the average Core Capital ratio of the Bank’s main competitors was 8.0%.

Below is a table with our regulatory capital ratios as of March 31, 2016:

Capital Adequacy	Quarter ended,			Change %
(Ch$ million)	Mar-16	Dec-15	Mar-15	Mar. 16 / 15	Mar. 16 / Dec. 15
Tier I (Core Capital)	2,821,692	2,734,699	2,627,538	7.4%	3.2%
Tier II	773,581	803,517	746,917	3.6%	(3.7)%
Regulatory capital	3,595,273	3,538,216	3,374,455	6.5%	1.6%
Risk weighted assets	26,608,992	26,457,597	24,800,637	7.3%	0.6%
Tier I (Core capital) ratio	10.6%	10.3%	10.6%
BIS ratio[1]	13.5%	13.4%	13.6%

1.	BIS ratio: Regulatory capital divided by risk-weighted assets according to SBIF BIS I definitions.

Considering the Bank’s solid levels of capital, the Bank’s Board agreed to propose to shareholders an increase in the payout ratio over 2015 earnings to 75%.This proposal was approved at the annual shareholders’ meeting held on April 26, 2016. This new proposal does not represent a change in the Bank’s medium-term payout ratio, which will revised annually by the Board. The dividend approved by shareholders was Ch$1.79/share or US$1.07/ADR, using the exchange rate on April 26, 2016. The dividend yield was 5.3%, considering the closing share price on the record date, which was April 21, 2016 in the local market.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	10

SECTION 4: ANALYSIS OF QUARTERLY INCOME STATEMENT

NET INTEREST INCOME

Stable client margins and higher inflation drives NIMs in 1Q16

Net Interest Income / Margin	Quarter			Change %
(Ch$ million)	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
Client net interest income	308,758	304,106	289,570	6.6%	1.5%
Non-client net interest income	4,115	14,565	(16,151)	(125.5)%	—%
Net interest income	312,873	318,671	273,419	14.4%	(1.8)%
Average interest-earning assets	27,198,456	26,960,678	24,483,371	11.1%	0.9%
Average loans	25,220,702	24,765,949	22,659,565	11.3%	1.8%
Avg. net gap in inflation indexed (UF) instruments[1]	4,669,473	2,345,098	3,753,894	24.4%	99.1%
Interest earning asset yield[2]	7.5%	8.1%	6.5%
Cost of funds[3]	3.3%	3.8%	2.2%
Client net interest margin[4]	4.8%	4.8%	5.0%
Net interest margin (NIM)[5]	4.5%	4.7%	4.4%
Quarterly inflation rate[6]	0.70%	1.10%	(0.02)%
Central Bank reference rate	3.50%	3.25%	3.00%

1.	The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit.
2.	Interest income divided by average interest earning assets.
3.	Interest expense divided by sum of average interest bearing liabilities and demand deposits.
4.	Annualized Client Net interest income divided by average loans.
5.	Annualized Net interest income divided by average interest earning assets.
6.	Inflation measured as the variation of the Unidad de Fomento in the quarter.

In 1Q16, Net interest income decreased 1.8% QoQ and 14.4% YoY. The Net interest margin (NIM) reached 4.5% in 1Q16 compared to 4.7% in 4Q15 and 4.4% in 1Q15.

In order to improve the explanation of margins, we have divided the analysis of Net interest income between Client net interest income and Non-client net interest income9.

9. Client net interest income is net interest income from the Bank’s reporting segments that includes net interest income from the Retail, Middle-market and GCB segments, excluding GCB’s Treasury division. Non-client NII is NII from Bank’s inflation gap, the financial cost of hedging, the financial cost of the Bank’s structural liquidity position, NII from treasury positions and the interest expense of the Bank’s financial investments classified as trading, since NII from this portfolio is recognized as financial transactions net.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	11

Client net interest income. In 1Q16, Client net interest income increased 1.5% QoQ and 6.6% YoY, driven mainly by loan growth and the improved funding mix. Average interest earning assets increased 0.9% QoQ and 11.1% YoY. Client NIMs (defined as Client net interest income divided by average loans), which excludes the impact of inflation, reached 4.8% in 1Q16 compared to 4.8% in 4Q15 and 5.0% in 1Q15. On a QoQ basis, the Bank’s client NIMs were steady driven by more stable loan spreads and an improved funding mix. The ratio of average non-interest bearing demand deposits to average interest earning assets improved from 25.1% in 4Q15 to 25.8% in 1Q16. On a YoY basis, the decline in client margins was mainly due to the shift in the asset mix to less riskier segments, which is gradually producing an improvement in the Bank’s cost of credit (See Provision Expense).

Non-client net interest income. In 1Q16, the variation of the Unidad de Fomento (an inflation indexed currency unit), was 0.7% compared to 1.1% in 4Q15 and -0.02% in 1Q15. The Bank has more assets than liabilities linked to inflation and, as a result, margins go up when inflation accelerates and vice-versa. The QoQ decline in Non-client net interest income was mainly due to the lower quarterly inflation rate. The rise in non-client net interest income in 1Q16 compared to 1Q15 was mainly due to the higher inflation rate. During the quarter, the Bank gradually began to increase its UF gap in anticipation of higher inflation rates from February onward. Going forward, we expect quarterly UF inflation rates of 0.7%-0.9%.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	12

ASSET QUALITY AND PROVISION FOR LOAN LOSSES

Improved asset quality metrics. Cost of credit falls to 1.2%

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
Gross provisions	(47,612)	(80,549)	(50,858)	(6.4)%	(40.9)%
Charge-offs[1]	(48,169)	(52,239)	(44,511)	8.2%	(7.8)%
Gross provisions and charge-offs	(95,781)	(132,788)	(95,369)	0.4%	(27.9)%
Loan loss recoveries	17,855	17,530	16,143	10.6%	1.9%
Provision for loan losses excluding change in provisioning model	(77,926)	(115,258)	(79,226)	(1.6)%	(32.4)%
Cost of credit[3]	1.2%	1.8%	1.4%
Additional provisions for change in provisioning model[2]	-	(35,000)	-
Provision for loan losses	(77,926)	(150,257)	(79,226)	(1.6)%	(48.1)%
Total loans[4]	25,694,035	25,289,880	23,572,415	9.0%	1.6%
Total allowance	784,073	754,679	705,391	11.2%	3.9%
Non-performing loans[5] (NPLs)	639,981	643,468	633,895	1.0%	(0.5)%
NPLs consumer loans	93,712	113,467	100,321	(6.6)%	(17.4)%
NPLs commercial loans	365,245	346,868	375,230	(2.7)%	5.3%
NPLs residential mortgage loans	181,024	183,133	158,344	14.3%	(1.2)%
Impaired loans[6]	1,642,087	1,669,340	1,650,374	(0.5)%	(1.6)%
Impaired consumer loans	288,037	331,310	361,847	(20.4)%	(13.1)%
Impaired commercial loans	935,144	941,883	912,385	2.5%	(0.7)%
Impaired residential mortgage loans	418,906	396,147	376,142	11.4%	5.7%
Risk Index[7] (LLA / Total loans)	3.1%	3.0%	3.0%
NPL / Total loans	2.5%	2.5%	2.7%
NPL / consumer loans	2.3%	2.7%	2.5%
NPL / commercial loans	2.7%	2.6%	2.9%
NPL / residential mortgage loans	2.2%	2.3%	2.3%
Impaired loans / total loans	6.4%	6.6%	7.0%
Impaired consumer loan ratio	7.0%	8.0%	9.1%
Impaired commercial loan ratio	7.0%	7.1%	7.1%
Impaired mortgage loan ratio	5.2%	5.1%	5.5%
Coverage of NPLs[8]	122.5%	117.3%	111.3%
Coverage of NPLs non-mortgage[9]	155.8%	152.8%	137.9%
Coverage of consumer NPLs	285.3%	227.3%	256.3%
Coverage of commercial NPLs	122.6%	128.5%	106.3%
Coverage of mortgage NPLs	38.0%	27.9%	31.2%

1.	Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2.	In January 2016, Chilean banks in accordance with rules adopted by the SBIF, must implement a new standard credit-provisioning model to calculate loan loss allowances for consumer, commercial and residential mortgage loans. This new model will mainly affect mortgage loans, but will also have some impacts on loan loss allowance levels for consumer and commercial loans analyzed on a group basis. The main modification is the inclusion of greater provisions requirements for mortgage loans with a loan / collateral ratios greater than 80%.
3.	Annualized provision for loan losses divided by quarterly average total loans. Excludes the one-time additional provision recognized in 4Q15 of Ch$35,000 million. Averages are calculated using monthly figures.
4.	Excludes interbank loans.
5.	Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
6.	Impaired loans include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one non-performing loan (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
7.	Loan loss allowances divided by Total loans; measures the percentage of loans the banks must provision for given their internal models and the Superintendency of Banks of Chile guidelines.
8.	Loan loss allowances divided by NPLs.
9.	Loan loss allowance of commercial and consumer loans divided by NPLs of commercial and consumer loans.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	13

The Bank’s asset quality metrics improved in the quarter. This result was mainly due to the change in the loan mix, which has more than offset the negative impacts of slower economic growth. The Bank’s total Non-performing loans (NPLs) ratio remained stable at 2.5% in 1Q16 compared to 2.5% in 4Q15 and improved from 2.7% in 1Q15. Total Coverage of NPLs in 1Q16 reached 122.5% compared to 117.3% in 4Q15 and 111.3% in 1Q15.

Provision for loan losses decreased 48.1% QoQ and 1.6% YoY in 1Q16. As a reminder, in January 2016, Chilean banks, in accordance with rules adopted by the SBIF, adopted a new standard credit-provisioning model to calculate loan loss allowances for impaired consumer and commercial loans and for residential mortgage loans with LTVs greater than 80%. This provision was recognized as an additional provision in 4Q15 for Ch$35,000 million. In 1Q16, this additional provision was reversed and an equivalent amount was assigned to each loan category affected by this regulation. Of the Ch$35,000 million, Ch$7,164 million was assigned to mortgage loans and Ch$27,836 million to substandard consumer and commercial loans analyzed on a collective basis. Excluding this charge, provision expense decreased 32.4% QoQ and the cost of credit reached 1.2% in 1Q16 compared to 1.8% in 4Q15 and 1.4% in 1Q15.

By product, the evolution of Provision for loan losses in 1Q16 was as follows:

Provision for loan losses	Quarter			Change %
(Ch$ million)	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
Consumer loans	(46,918)	(51,993)	(47,592)	(1.4)%	(9.8)%
Commercial loans	(26,644)	(61,474)	(29,221)	(8.8)%	(56.7)%
Residential mortgage loans	(4,364)	(1,790)	(2,413)	80.9%	143.8%
Additional provisions for change in provisioning model		(35,000)	-
Provision for loan losses	(77,926)	(150,257)	(79,226)	(1.6)%	(48.1)%

Provisions for loan losses for consumer loans decreased 9.8% QoQ and 1.4% YoY in 1Q16. The Bank continues to push forward its strategy of lowering exposure to the low-end of the consumer loan market. Consumer loan growth in the low-end of the market decreased 4.8% QoQ and 13.2% YoY. The Consumer loan NPL ratio improved to 2.3% in 1Q16 compared to 2.7% in 4Q15 and 2.5% in 1Q15. The impaired consumer loan ratio also improved to 7.0% in 1Q16 from 8.0% in 4Q15 and 9.1% in 1Q15. The coverage ratio of non-performing consumer loans reached 285.3% in 1Q16 compared to 227.3% in 4Q15 and 256.3% in 1Q15. Going forward, and as mentioned in previous earnings reports, even though asset quality trends in consumer lending are improving, the Bank’s Board has proactively decided to further limit consumer loan refinancing policies due to the expected rise in unemployment in 2016. This signifies that a greater amount of consumer loans will be charged-off.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	14

Provision for loan losses for commercial loans decreased 56.7% QoQ and 8.8% YoY. The QoQ decrease was mainly due to the fact that in 4Q15, net provision expense in commercial loans included the downgrades of specific loans in the Global corporate banking segment (non-banking financial sector and salmon industry) that signified Ch$15,000 million in provisions in the quarter. The appreciation of the peso in the quarter also led to lower provision expense over those loans denominated in foreign currencies. Approximately 13% of the Bank’s loan book is denominated in foreign currency, mainly short-term foreign trade loans. This has a corresponding hedge in results from financial transactions, net.

Overall asset quality trends in commercial lending were stable in the quarter, reflecting the proactive stance to risk despite slower economic growth. The commercial NPL ratio reached 2.7%, 10 basis points higher than in 4Q15, but 20 basis points lower compared to 1Q15. The Coverage ratio of commercial NPLs reached 122.6% compared to 128.5% in 4Q15 and 106.3% in1Q15. The impaired commercial loan ratio fell 10 basis points QoQ and YoY to 7.0%.

Provisions for loan losses for residential mortgage loans increased 143.8% QoQ and 80.9% YoY. This higher provision expense was mainly due to mortgage loans growth and the new credit-provisioning model for residential mortgage loans. As stated above, a provision of Ch$7,164 million was recognized as an additional provision in 4Q15, but assigned to mortgage loans in 1Q16. This change in regulation also affected the measurement of impaired mortgage loans. The Impaired mortgage loans ratio rose to 5.2% in 1Q16 from 5.1% in 4Q15, but improved from 5.5% in 1Q15 due to the shift in the mortgage loan mix towards higher income earners and lower LTVs. The NPL ratio of mortgage loans decreased to 2.2% in 1Q16 from 2.3% in 4Q15 and 1Q15. The coverage of mortgage NPLs also increased to 38.0% as the new provisioning requirements for mortgage loan bolstered coverage ratios in this product.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	15

NET FEE AND COMMISSION INCOME

Fees rise 13.6% YoY. Client loyalty continues to expand

Fee Income	Quarter			Change %
(Ch$ million)	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
Retail banking[1]	49,054	48,081	43,190	13.6%	2.0%
Middle-market	7,735	7,115	6,954	11.2%	8.7%
Global corporate banking	6,580	3,372	4,343	51.5%	95.1%
Others	(378)	579	974	-%	-%
Total	62,991	59,147	55,461	13.6%	6.5%

1.	Includes fees to individuals and SMEs.

Net fee and commission income increased 6.5% QoQ and 13.6% YoY in 1Q16. This rise in fees was in part due to greater product usage and customer loyalty and a recovery of fees in GCB.

Loyal individual customers (clients with >4 products plus minimum usage and profitability levels) in the High-income segment grew 9.7% and among Mid-income earners loyal customers increased 6.6% YoY. Among Middle-market and SME clients (in retail banking), total loyal customers grew 10.5% YoY. This drove fees in retail banking that grew 2.0% QoQ and 13.7% YoY. Fees in the iddle-market also rose 8.7% QoQ and 7.7% YoY.

In the GCB, fees increased 36.9% YoY due to a recovery in investment banking activities, following a lackluster performance in 2015. Fees in this segment will continue to be deal-dependent and therefore, may be volatile going forward.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	16

The quarter also included a one-time rebate from MasterCard included in credit card fees. Adjusted growth of credit card fees was approximately 20% YoY. By products, the evolution of fees was as follows:

Net fee and commission income	Quarter			Change %
(Ch$ million)	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
Credit, debit & ATM card fees	14,184	10,904	9,976	42.2%	30.1%
Insurance brokerage	9,659	10,530	8,082	19.5%	(8.3)%
Guarantees, pledges and other contingent operations	9,284	8,761	9,101	2.0%	6.0%
Asset management brokerage	8,928	9,384	8,231	8.5%	(4.9)%
Collection fees	7,961	9,055	7,931	0.4%	(12.1)%
Checking accounts	7,848	7,799	7,603	3.2%	0.6%
Fees from brokerage and custody	2,040	1,717	2,555	(20.2)%	18.8%
Lines of credit	1,345	1,580	1,660	(19.0)%	(14.9)%
Other Fees	1,742	(583)	322	441.0%	(398.8)%
Total fees	62,991	59,147	55,461	13.6%	6.5%

TOTAL FINANCIAL TRANSACTIONS, NET

Total financial transactions, net	Quarter			Change %
(Ch$ million)	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
Net income (expense) from financial operations[1]	(179,699)	(111,983)	(140,559)	27.8%	60.5%
Net foreign exchange gain[2]	213,961	145,610	181,550	17.9%	46.9%
Total financial transactions, net	34,262	33,627	40,991	(16.4)%	1.9%

1.	These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged-off loans and the realized gains (loss) or mark-to-market of derivatives.
2.	The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives.

Results from Total financial transactions, net were a gain of Ch$34,262 million in 1Q16, increasing 1.9% QoQ and decreasing 16.4% QoQ. It is important to point out that the Bank does not run a significant foreign currency gap. The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives. Derivatives that are considered trading are mark-to-market in net income from financial operations. Hedge accounting derivatives are mark-to-market together with the hedged item in net foreign exchange results. This distorts these line items, especially in periods of a strong appreciation or depreciation of the exchange rate.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	17

In order to understand more clearly these line items, we present them by business area in the following table:

Total financial transactions, net	Quarter			Change %
(Ch$ million)	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
Santander Global Connect[1]	12,500	14,925	16,548	(24.5)%	(16.2)%
Market-making	7,501	5,495	6,614	13.4%	36.5%
Client treasury services	20,001	20,420	23,162	(13.6)%	(2.1)%
Non client treasury income[2]	14,261	13,207	17,829	(20.0)%	8.0%
Total financ. transactions, net	34,262	33,627	40,991	(16.4)%	1.9%

1.	Santander Global Connect is the Bank’s commercial platform for selling treasury products to our clients.
2.	Non client treasury income. These results include the income from sale of loans, including charged-off loans, interest income and the mark-to-market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division.

Client treasury services were down 2.1% QoQ and 13.6% YoY. Overall client treasury revenues remained within normal ranges of around Ch$20 billion, reflecting the relatively recurring nature of this income generated through client activities. Results from market-making activities for clients increased 36.5% YoY and 13.4% QoQ. This was offset by lower results from Santander Global Connect, the Bank’s commercial platform for selling treasury products to our clients, which saw a lower demand for treasury products as volatility in the local rate and exchange markets decreased.

The results from Non-client treasury income increased 8.0% QoQ and decreased 20.0% YoY. During the first part of the quarter, the spread of the Bank’s debt in international markets widened considerably together with most emerging market debt. The Bank’s ALM Division tendered two of its international bonds, which resulted in a one-time gain of Ch$6 billion. This mainly explains the 8.0% QoQ rise in non-client treasury income. The 20.0% YoY decrease in non-client treasury was mainly because in 1Q15, the Bank realized gains from the available for sale fixed income portfolio, following the sharp decline in interest rates in 1Q15.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	18

OPERATING EXPENSES AND EFFICIENCY

Efficiency ratio improves to 41.6%

Operating expenses	Quarter			Change %
(Ch$ million)	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
Personnel salaries and expenses	(92,967)	(108,961)	(84,217)	10.4%	(14.7)%
Administrative expenses	(58,694)	(55,344)	(54,853)	7.0%	6.1%
Depreciation & amortization	(14,345)	(15,821)	(12,134)	18.2%	(9.3)%
Operating expenses[1]	(166,006)	(180,126)	(151,204)	9.8%	(7.8)%
Impairment of property, plant and equipment	(37)	(1)	0	-%	-%
Branches	470	471	475	(1.1)%	(0.2)%
Standard	278	276	274	1.5%	0.7%
Middle-market centers	8	8	5	60.0%	0.0%
Select	54	53	51	5.9%	1.9%
Banefe	66	67	67	(1.5)%	(1.5)%
Payment centers & others	64	67	78	(17.9)%	(4.5)%
ATMs	1,529	1,536	1,646	(7.1)%	(0.5)%
Employees	11,793	11,723	11,469	2.8%	0.6%
Efficiency ratio[2]	41.6%	43.5%	42.0%
YTD Efficiency ratio[2]	41.6%	43.5%	42.0%

1.	Excluding impairment and other operating expenses.
2.	Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income+ Total financial transactions, net + Other operating income minus other operating expenses.

Operating expenses, excluding impairment and other operating expenses decreased 7.8% QoQ and grew 9.8% YoY. The QoQ decrease in costs is seasonal, especially personnel expenses that fell 14.7% QoQ. The Efficiency ratio improved to 41.6% in 1Q16 compared to 43.5% in 4Q15 and 42.0% in 1Q15.

Personnel salaries and expenses increased 10.4% YoY. This was mainly due to the indexation of wages to inflation according to our collective bargaining agreement10. In parallel, the Bank has been in the process of restructuring the top tiers of management and replacing them with resources, especially in technology areas. This signified higher severance expenses throughout 2015. In April 2016, another wave of management changes was executed and as a result, the Bank will recognize a one-time charge of Ch$10-11 billion to be recognized in April 2016. With this and other measures, the Bank expects to lower cost growth to mid-single digits by year-end 2016.

10.	The Bank’s Collective Bargaining Agreement sets wage growth at yearly CPI. This adjustment is made in May of each year, considering the 12M CPI inflation rate to April. In addition, if the YTD CPI rate starting from in April of each year surpasses 3.5% wages are automatically adjusted by this amount. In the period being analyzed (between March 2015 and March 2016), wages were adjusted by 7.7% (4.1% in May 2015, which was the 12M CPI in April 2015 and an additional 3.5% in March 2016, since the YTD CPI as of April 2015 surpassed 3.5%). In May 2016 wages will be adjusted an additional 0.8% to total the full 12M CPI inflation).

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	19

Administrative expenses increased 6.1% QoQ and 7.0% YoY. Growth of administrative expenses was mainly due to greater business activity that has resulted in higher system and data processing costs in line with our digital banking strategy.

Amortization expenses decreased 9.3% QoQ and increased 18.2% YoY. The YoY rise was mainly due to the investment in software and digital banking the Bank is carrying out as part of our plan to improve productivity and efficiency.

OTHER OPERATING INCOME, NET & INCOME TAX

Other operating income, net and Corporate tax	Quarter			Change %
(Ch$ million)	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
Other operating income	5,248	4,496	5,108	2.7%	16.7%
Other operating expenses	(16,234)	(2,105)	(14,646)	10.8%	671.2%
Other operating income, net	(10,986)	2,391	(9,538)	15.2%	(559.5)%
Income from investments in associates and other companies	531	610	485	9.5%	(13.0)%
Income tax income (expense)	(29,662)	(4,480)	(31,318)	(5.3)%	562.1%
Effective income tax rate	19.1%	5.3%	24.0%

Other operating income, net, totaled a loss of Ch$10,986 million in 1Q16 compared to a gain of Ch$2,391 million in 4Q15. The main reason for this difference was the net reversal of non-credit contingencies in 4Q15 that did not materialize or were resolved during 2015. Going forward the level of other operating income, net should be similar to levels observed in 1Q16 and 1Q15.

Income tax expenses in 1Q16 totaled Ch$29,662 million. The statutory corporate tax rate in 2016 increased to 24.0% compared to 22.5% in 2015. Despite the rise in the statutory tax rate, the effective tax rate descended YoY. This was mainly due to the difference in inflation rates in both periods. The higher inflation results in a greater charge to taxable income for price level restatement since for tax purposes the Bank must readjust it capital for inflation.

Below is a summary of our year-to-date income tax expense and effective rate.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	20

YTD income tax[1] (Ch$ million)	Mar-16	Mar-15	Var. (%)
Net income before tax	155,702	130,388	19.4%
Price level restatement of capital[2]	(7,445)	-	-%
Net income before tax adjusted for price level restatement	148,257	130,388	13.7%
Statutory Tax rate	24.0%	22.5%	6.7%
Income tax expense at Statutory rate	(35,582)	(29,337)	21.3%
Tax benefits[3]	5,920	(1,981)	(398.9)%
Income tax	(29,662)	(31,318)	(5.3)%
Effective tax rate	19.1%	24.0%

1.	This table is for informational purposes only. Please refer to note 12 in our interim financials for more details.
2.	For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement.
3.	Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities.

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	21

SECTION 5: CREDIT RISK RATINGS

International ratings

The Bank has credit ratings from three leading international agencies. All ratings have outlook stable.

Moody’s	Rating
Bank Deposit	Aa3/P-1
Baseline Credit Assessment	a2
Adjusted Baseline Credit Assessment	a2
Senior Unsecured	Aa3
Commercial Paper	P-1
Bank Deposit	Aa3/P-1

Standard and Poor’s	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1

Fitch	Rating
Foreign Currency Long-term Debt	A+
Local Currency Long-term Debt	A+
Foreign Currency Short-term Debt	F1
Local Currency Short-term Debt	F1
Viability rating	a+

Local ratings:

Our local ratings, the highest in Chile, are the following:

Local ratings	Fitch Ratings	Feller Rate
Shares	1CN1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA	AA+

Investor Relations Department Bombero Ossa 1068, Piso 8, Santiago, Chile, Tel: (562) 23208284 Email: robert.moreno@santander.cl	22

SECTION 6: SHARE PERFORMANCE

As of March 31, 2016

Ownership Structure:

ADR Price Evolution

Santander ADR vs. SP500

(Base 100 = 12/31/2015)

ADR price (US$) 3M16

3/31/16:	19.35
Maximum (3M16):	19.74
Minimum (3M16):	15.98

Market Capitalization: US$9,262 million

P/E 12month trailing*:	12.8
P/BV (3/31/16)**:	2.2
Dividend yield***:	5.3%

*	Price as of Mar. 31, 2016 / 12mth. earnings
**	Price as of Mar. 31, 2016 / Book value as of 03/31/15
***	Based on closing price on record date of last dividend payment.

Average daily traded volumes 3M16

US$ million

Local Share Price Evolution

Santander vs IPSA Index

(Base 100 = 12/31/2015)

Local share price (Ch$) 3M16

3/31/16:	32.57
Maximum (3M16):	33.47
Minimum (3M16):	29.10

Dividends:

Year paid	Ch$/share	% of previous year’s earnings
2013:	1.24	60%
2014:	1.41	60%
2015:	1.75	60%
2016:	1.79	75%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: rmorenoh@santander.cl	23

ANNEX 1: BALANCE SHEET

Unaudited Balance Sheet	Mar-16	Mar-16	Dec-15	Mar. 16 / Dec. 15
Assets	US$ths	Ch$ million		% Chg.

Cash and deposits in banks	2,120,979	1,416,135	2,064,806	(31.4)%
Cash items in process of collection	1,563,483	1,043,906	724,521	44.1%
Trading investments	232,700	155,369	324,271	(52.1)%
Investments under resale agreements	0	0	2,463	—%
Financial derivative contracts	4,478,514	2,990,214	3,205,926	(6.7)%
Interbank loans, net	47,771	31,896	10,861	193.7%
Loans and account receivables from customers, net	37,308,234	24,909,962	24,535,201	1.5%
Available for sale investments	4,023,162	2,686,185	2,044,411	31.4%
Held-to-maturity investments	-	-	-	—%
Investments in associates and other companies	31,244	20,861	20,309	2.7%
Intangible assets	77,372	51,660	51,137	1.0%
Property, plant and equipment	351,168	234,468	240,659	(2.6)%
Current taxes	-	-	-	—%
Deferred taxes	485,977	324,477	331,714	(2.2)%
Other assets	1,471,606	982,562	1,097,826	(10.5)%
Total Assets	52,192,210	34,847,695	34,654,105	0.6%

	Mar-16	Mar-16	Dec-15	Mar. 16 / Dec. 15
Liabilities	US$ths	Ch$ million		% Chg.
Deposits and other demand liabilities	10,602,790	7,079,271	7,356,121	(3.8)%
Cash items in process of being cleared	1,308,194	873,455	462,157	89.0%
Obligations under repurchase agreements	77,017	51,423	143,689	(64.2)%
Time deposits and other time liabilities	19,055,384	12,722,899	12,182,767	4.4%
Financial derivatives contracts	4,169,974	2,784,208	2,862,606	(2.7)%
Interbank borrowings	1,972,151	1,316,766	1,307,574	0.7%
Issued debt instruments	8,578,708	5,727,832	5,957,095	(3.8)%
Other financial liabilities	336,820	224,888	220,527	2.0%
Current taxes	17,672	11,799	17,796	(33.7)%
Deferred taxes	9,446	6,307	3,905	61.5%
Provisions	474,235	316,637	329,118	(3.8)%
Other liabilities	1,317,940	879,962	1,045,870	(15.9)%
Total Liabilities	47,920,332	31,995,447	31,889,225	0.3%

	Mar-16	Mar-16	Dec-15	Mar. 16 / Dec. 15
Equity	US$ths	Ch$ million		% Chg.
Capital	1,334,925	891,303	891,303	0.0%
Reserves	2,288,361	1,527,893	1,527,893	0.0%
Valuation adjustments	710	474	1,288	(63.2)%
Retained Earnings:	602,118	402,022	314,215	27.9%
Retained earnings from prior years	672,295	448,878	-	—%
Income for the period	187,873	125,439	448,878	(72.1)%
Minus: Provision for mandatory dividends	(258,050)	(172,295)	(134,663)	27.9%
Total Shareholders' Equity	4,226,114	2,821,692	2,734,699	3.2%
Non-controlling interest	45,764	30,556	30,181	1.2%
Total Equity	4,271,879	2,852,248	2,764,880	3.2%
Total Liabilities and Equity	52,192,210	34,847,695	34,654,105	0.6%

The exchange rate used to calculate the figures in dollars was Ch$667.68 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	24

ANNEX 2: QUARTERLY INCOME STATEMENTS

Unaudited Quarterly Income Statement	1Q16	1Q16	4Q15	1Q15	1Q16 / 1Q15	1Q16 / 4Q15
	US$ths.	Ch$mn			% Chg.
Interest income	776,913	518,729	549,675	400,715	29.5%	(5.6)%
Interest expense	(308,315)	(205,856)	(231,004)	(127,296)	61.7%	(10.9)%
Net interest income	468,597	312,873	318,671	273,419	14.4%	(1.8)%
Fee and commission income	156,524	104,508	105,341	94,552	10.5%	(0.8)%
Fee and commission expense	(62,181)	(41,517)	(46,194)	(39,091)	6.2%	(10.1)%
Net fee and commission income	94,343	62,991	59,147	55,461	13.6%	6.5%
Net income (expense) from financial operations	(269,139)	(179,699)	(111,983)	(140,559)	27.8%	60.5%
Net foreign exchange gain	320,454	213,961	145,610	181,550	17.9%	46.9%
Total financial transactions, net	51,315	34,262	33,627	40,991	(16.4)%	1.9%
Other operating income	7,860	5,248	4,496	5,108	2.7%	16.7%
Net operating profit before provisions for loan losses	622,115	415,374	415,941	374,979	10.8%	(0.1)%
Provision for loan losses	(116,712)	(77,926)	(150,257)	(79,226)	(1.6)%	(48.1)%
Net operating profit	505,404	337,448	265,684	295,753	14.1%	27.0%
Personnel salaries and expenses	(139,239)	(92,967)	(108,961)	(84,217)	10.4%	(14.7)%
Administrative expenses	(87,907)	(58,694)	(55,344)	(54,853)	7.0%	6.1%
Depreciation and amortization	(21,485)	(14,345)	(15,821)	(12,134)	18.2%	(9.3)%
Operating expenses excluding Impairment and Other operating expenses	(248,631)	(166,006)	(180,126)	(151,204)	9.8%	(7.8)%
Impairment of property, plant and equipment	(55)	(37)	(1)	0	—%	—%
Other operating expenses	(24,314)	(16,234)	(2,105)	(14,646)	10.8%	671.2%
Total operating expenses	(273,001)	(182,277)	(182,232)	(165,850)	9.9%	0.0%
Operating income	232,403	155,171	83,452	129,903	19.5%	85.9%
Income from investments in associates and other companies	795	531	610	485	9.5%	(13.0)%
Income before tax	233,199	155,702	84,062	130,388	19.4%	85.2%
Income tax expense	(44,425)	(29,662)	(4,480)	(31,318)	(5.3)%	562.1%
Net income from ordinary activities	188,773	126,040	79,582	99,070	27.2%	58.4%
Net income discontinued operations	-	-	-	-
Net income attributable to:
Non-controlling interest	900	601	(4,201)	3,593	—%	—%
Net income attributable to equity holders of the Bank	187,873	125,439	83,783	95,477	31.4%	49.7%

The exchange rate used to calculate the figures in dollars was Ch$667.68 / US$1

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	25

ANNEX 3: QUARTERLY EVOLUTION OF MAIN RATIOS AND OTHER INFORMATION

	Mar-15	Jun-15	Sep-15	Dec-15	Mar-16
(Ch$ millions)
Loans
Consumer loans	3,954,962	3,996,665	4,044,266	4,150,671	4,141,786
Residential mortgage loans	6,842,111	7,145,186	7,449,707	7,812,850	8,099,477
Commercial loans	12,775,342	13,075,889	13,717,101	13,326,359	13,452,772
Total loans	23,572,415	24,217,740	25,211,074	25,289,880	25,694,035
Allowance for loan losses	(705,391)	(703,289)	(727,831)	(754,679)	(784,073)
Total loans, net of allowances	22,867,024	23,514,451	24,483,243	24,535,201	24,909,962

Loans by segment
Individuals	12,226,062	12,605,550	13,019,293	13,520,649	13,893,656
SMEs	3,252,395	3,323,388	3,431,073	3,514,058	3,589,801
Retail	15,478,457	15,928,938	16,450,366	17,034,707	17,483,457
Middle-market	5,608,412	6,013,969	6,221,928	6,006,282	6,065,108
Corporate	2,456,355	2,263,481	2,484,401	2,178,643	2,095,871

Deposits
Demand deposits	6,440,784	6,659,174	6,644,367	7,356,121	7,079,271
Time deposits	11,231,001	11,682,908	12,101,216	12,182,767	12,722,899
Total deposits	17,671,785	18,342,082	18,745,583	19,538,888	19,802,170
Loans / Deposits[1]	94.7%	93.1%	94.7%	89.4%	88.9%

Average balances
Avg. interest earning assets	24,783,238	25,859,714	26,960,678	27,198,456	27,801,452
Avg. loans	23,193,286	23,975,617	24,765,949	25,220,702	25,542,836
Avg. assets	31,156,597	32,037,326	34,139,533	34,507,339	34,754,591
Avg. demand deposits	6,550,557	6,663,795	6,620,448	6,830,026	7,181,633
Avg equity	2,618,181	2,570,721	2,615,864	2,703,134	2,772,379
Avg. free funds	9,168,737	9,234,515	9,236,312	9,533,160	9,954,012

Capitalization
Risk weighted assets	24,800,637	25,734,108	26,762,555	26,457,597	26,608,992
Tier I (Shareholders' equity)	2,627,538	2,577,776	2,649,228	2,734,699	2,821,692
Tier II	746,917	753,492	765,342	803,517	773,581
Regulatory capital	3,374,455	3,331,268	3,414,570	3,538,216	3,595,272
Tier I ratio	10.6%	10.0%	9.9%	10.3%	10.6%
BIS ratio	13.6%	12.9%	12.8%	13.4%	13.5%

Profitability & Efficiency
Net interest margin	4.4%	5.1%	4.9%	4.7%	4.5%
Efficiency ratio[2]	42.0%	40.3%	39.6%	43.5%	41.6%
Avg. Demand deposits / interest earning assets	26.4%	25.8%	24.6%	25.1%	25.8%
Return on avg. equity	14.6%	21.8%	19.8%	12.4%	18.1%
Return on avg. assets	1.2%	1.8%	1.5%	1.0%	1.4%

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	26

	Mar-15	Jun-15	Sep-15	Dec-15	Mar-16
Asset quality
Impaired loans[3]	1,650,374	1,633,035	1,678,153	1,669,341	1,642,087
Non-performing loans (NPLs)[4]	633,895	661,052	638,392	643,468	639,981
Past due loans[5]	388,925	390,059	374,349	364,771	353,610
Loan loss reserves	705,391	703,289	727,831	754,679	784,073
Impaired loans / total loans	7.0%	6.7%	6.7%	6.6%	6.4%
NPLs / total loans	2.69%	2.73%	2.53%	2.54%	2.49%
PDL / total loans	1.65%	1.61%	1.48%	1.44%	1.38%
Coverage of NPLs (Loan loss allowance / NPLs)	111.3%	106.4%	114.0%	117.3%	122.5%
Coverage of PDLs (Loan loss allowance / PDLs)	181.4%	180.3%	194.4%	206.9%	221.7%
Risk index (Loan loss allowances / Loans)[6]	2.99%	2.90%	2.89%	2.98%	3.05%
Cost of credit (prov expense annualized / avg. loans)	1.37%	1.36%	1.66%	2.38%	1.22%

Network
Branches	475	478	475	471	470
ATMs	1,646	1,604	1,556	1,536	1,529
Employees	11,469	11,614	11,604	11,723	11,793

Market information (period-end)
Net income per share (Ch$)	0.51	0.74	0.69	0.44	0.67
Net income per ADR (US$)	0.32	0.47	0.40	0.25	0.39
Stock price	33.98	32.31	31.54	31.79	32.57
ADR price	21.68	20.25	18.22	17.64	19.35
Market capitalization (US$mn)	10,214	9,540	8,584	8,310	9,116
Shares outstanding	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1
ADRs (1 ADR = 400 shares)	471.1	471.1	471.1	471.1	471.1

Other Data
Quarterly inflation rate[7]	-0.02%	1.46%	1.46%	1.10%	0.70%
Central Bank monetary policy reference rate (nominal)	3.00%	3.00%	3.00%	3.25%	3.50%
Observed Exchange rate (Ch$/US$) (period-end)	626.87	634.58	691.73	707.34	675.10

1 Ratio =( Loans - mortgage loans) / (Time deposits + demand deposits)

2 Efficiency ratio =(Net interest income+ net fee and commission income +financial transactions net + Other operating income +other operating expenses) divided by (Personnel expenses + admiinistrative expenses + depreciation). Excludes impairment charges

3 Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

4 Capital + future interest of all loans with one installment 90 days or more overdue.

5 Total installments plus lines of credit more than 90 days overdue

6 Based on internal credit models and SBIF guidelines. Banks must have a 100% coverage of risk index

7 Calculated using the variation of the Unidad de Fomento (UF) in the period

Investor Relations Department Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554, email: Robert.moreno@santander.cl	27